

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 5, 2017

Brady K. Long
Senior Vice President and General Counsel
Transocean Ltd.
c/o Transocean Offshore Deepwater Drilling Inc.
4 Greenway Plaza
Houston, TX 77046

> **Re: Transocean Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 29, 2017**
> **File No. 333-220791**
> **Responses dated November 27, 2017 and November 29, 2017**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 29, 2017**
> **File No. 0-53533**

Dear Mr. Long:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2017 letter.

Amendment No. 2 to Registration Statement on Form S-4

The Combination, page 112

Background and Reasons for the Combination, page 112

Projected Financial Information, page 130

1.   Please explain why the Downside Case Projections Average Dayrate is higher than the corresponding figure in the Base Case Projections Average Dayrate. In addition, please

clarify whether the Downside Case and Upside Case Projections assume an average per rig revenue efficiency of approximately 95% for operating rigs.

<u>Summary of Clarksons' Analyses, page 134</u>

2.   Refer to prior comment 6 and your response to that comment. Any material differences between the March 28, 2017 and June 16, 2017 analyses performed by Clarksons should be summarized in the prospectus.

<u>Summary of Pareto's Sensitivity Scenarios, page 140</u>

3.   The materials supplementally submitted to us on November 27, 2017 in response to prior comment 7 indicate that Pareto Securities prepared gross and net leverage scenarios through 2021 which were reviewed by Transocean and Clarksons. Please revise to summarize these analyses in accordance with Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation M-A. Alternatively, provide us with a detailed analysis as to why this disclosure is not required.

        Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473, Karina Dorin, Staff Attorney, at (202) 551-3763 or Christina E. Chalk, Senior Special Counsel from the Office of Mergers of Acquisitions, at (202) 551-3263 with any questions.

                                                Sincerely,

                                                /s/ Loan Lauren P. Nguyen *for*

                                                H. Roger Schwall
                                                Assistant Director
                                                Office of Natural Resources

cc: Keith M. Townsend
        King & Spalding LLP